           Exhibit 28(n)(8) under Form N-1A
           Exhibit 99 under Item 601/Reg. S-K

CASH SERIES SHARES EXHIBIT
TO
MULTIPLE CLASS PLAN
(Revised 6/30/10)

1.           SEPARATE ARRANGEMENT AND EXPENSE ALLOCATION

For purposes of Rule 18f-3 under the Act, the basic distribution and shareholder servicing arrangement for the Cash Series Shares will consist of sales and shareholder servicing by financial intermediaries The principal underwriter and financial intermediaries may receive payments for distribution and/or administrative services under a 12b-1 Plan and financial intermediaries may receive a shareholder service fee for services provided.  In connection with this basic arrangement, Cash Series Shares will bear the following fees and expenses:

Fees and Expenses	Maximum Amount Allocated Cash Series Shares
Sales Load	None
Contingent Deferred Sales Charge ("CDSC")	None
Shareholder Service Fee	Up to 25 basis points (0.25%) of the average daily net asset value
12b-1 Fee	As set forth in the attached Schedule
Other Expenses	Itemized expenses incurred by the Fund with respect to holders of Cash Series Shares as described in Section 3 of the Plan

2.           CONVERSION AND EXCHANGE PRIVILEGES

For purposes of Rule 18f-3, Cash Series Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights:	None
Exchange Privileges:
Cash Series Shares may be exchanged for Cash Series Shares of any other Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Class A Shares of Federated Liberty U.S. Government Money Market Trust and Class K Shares.

In any exchange, the shareholder shall receive shares having the same aggregate net asset value as the shares surrendered, unless Class A Shares or Class F Shares which are subject to a CDSC are being exchanged, in which case the CDSC fee will be imposed as if the Class A Shares or Class F Shares had been redeemed.  Exchanges to any other Class shall be treated in the same manner as a redemption and purchase.

SCHEDULE OF FUNDS
OFFERING CASH SERIES SHARES

The Funds set forth on this Schedule each offer Cash Series Shares on the terms set forth in the Cash Series Shares Exhibit to Multiple Class Plan, in each case as indicated below.  The 12b-1 fees indicated are the maximum amounts authorized based on the average daily net asset value.  Actual amounts accrued may be less.

Multiple Class Company	12b-1 Fee

Money Market Obligations Trust:
Federated California Municipal Cash Trust	0.60%
Federated Connecticut Municipal Cash Trust	0.60%
Federated Florida Municipal Cash Trust	0.60%
Federated Massachusetts Municipal Cash Trust	0.60%
Federated Minnesota Municipal Cash Trust	0.50%
Federated New Jersey Municipal Cash Trust	0.60%
Federated New York Municipal Cash Trust	0.60%
Federated Pennsylvania Municipal Cash Trust	0.40%
Federated Virginia Municipal Cash Trust	0.60%